Ad hoc announcement pursuant to Art. 53 LR FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis delivers 12% sales and 21% core operating income growth from continuing operations (in cc1). Executes Sandoz spin-off, achieves important innovation milestones, and raises FY 2023 guidance

•	Transformation into a “pure-play” innovative medicines business is complete, with the spin-off of Sandoz; commentary below is on continuing operations[2]
•	Q3 sales grew +12% (cc, +12% USD) with core operating income growing +21% (cc, +17% USD)
o	Growth driven by continued strong performance from Kesimpta (+124% cc), Entresto (+31% cc), Kisqali (+76% cc), Pluvicto (+217% cc) and Scemblix (+157% cc)
•	Q3 operating income grew +13% (cc, -4% USD) driven by higher sales and lower restructuring charges, partly offset by higher impairments through discontinuation of early stage development projects
•	Q3 net income grew +37% (cc, +14% USD) mainly due to higher operating income
•	Q3 free cash flow[3] was USD 5.0 billion (+24% USD) driven by higher net cash flows from operating activities
•	Q3 core EPS grew +29% (cc, +24% USD) to USD 1.74
•	Strong nine months performance with sales growing +10% (cc, +8% USD) and core operating income growing +19% (cc, +13% USD)
•	Q3 key innovation milestones, including positive Ph3 data for multiple pipeline assets with blockbuster potential:
o	Cosentyx – FDA approval for intravenous formulation in three indications (PsA, AS, nr-axSpA)
o	Demonstrated clinically meaningful and statistically significant Ph3 data for: 1) Pluvicto (mCRPC pre-taxane), 2) iptacopan (IgAN), 3) remibrutinib (CSU), 4) Lutathera (GEP-NETs)
o	Kisqali – Ph3 NATALEE iDFS 500 event analysis complete; file submitted in EU, US submission planned for Q4 2023
•	Initiated previously announced, up-to USD 15 billion share buyback to be completed by year-end 2025
•	Full-year 2023 guidance raised for core operating income based on strong momentum[4]
o	Net sales expected to grow high single digit
o	Core operating income expected to grow mid to high teens (from low double digit to mid teens)

Basel, October 24, 2023 – commenting on the quarter, Vas Narasimhan MD, CEO of Novartis, said: “Novartis delivered a very strong quarter, with double-digit sales and core operating income growth leading to a further upgrade to 2023 guidance. We have successfully executed the spin-off of Sandoz, allowing us to fully focus on high-value innovative medicines. Our growth drivers, including Kesimpta, Entresto, Kisqali and Pluvicto, continue to perform well in the market. Our robust pipeline also continues to deliver, and we have achieved important innovation milestones for Pluvicto, iptacopan, remibrutinib and Lutathera. We are confident in our mid-term growth outlook and remain committed to creating value for our shareholders.”

Key figures1
	Continuing operations[2]
	Q3 2023	Q3 2022	% change		9M 2023	9M 2022	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 782	10 492	12	12	34 017	31 630	8	10
Operating income	1 762	1 826	-4	13	7 187	6 191	16	31
Net income	1 513	1 330	14	37	5 934	4 734	25	41
EPS (USD)	0.73	0.61	20	45	2.84	2.16	31	49
Free cash flow	5 043	4 054	24		11 019	8 661	27
Core operating income	4 405	3 772	17	21	12 551	11 149	13	19
Core net income	3 585	3 035	18	23	10 320	8 983	15	22
Core EPS (USD)	1.74	1.40	24	29	4.95	4.09	21	28
1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2 As defined on page 37 of the Condensed Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the Innovative Medicines Division and the continuing Corporate activities and Discontinued operations include operational results from the Sandoz business. 3 Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See page 48 of the Condensed Interim Financial Report. 4 Please see detailed guidance assumptions on page 8.

Strategy update
Our focus
Novartis has completed its transformation into a “pure-play” innovative medicines business, with the successful spin-off of Sandoz. Our focus is now centered on four core therapeutic areas (cardiovascular, renal and metabolic; immunology; neuroscience, and oncology). In each of these areas, we have multiple significant in-market and pipeline assets, all of which address diseases with a high burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Financials
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the Innovative Medicines Division and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
With the spin-off of the Sandoz business, Novartis operates as a single global operating segment, being a focused innovative medicines company.
The commentary below focuses on continuing operations. We also provide information on discontinued operations, which mainly includes Sandoz and allocated corporate activities.
Continuing operations
Third quarter
Net sales were USD 11.8 billion (+12%, +12% cc) driven by volume growth of 17 percentage points. Pricing had a negative impact of 1 percentage point and generic competition had a negative impact of 4 percentage points.
Operating income was USD 1.8 billion (-4%, +13% cc), mainly driven by higher sales and lower restructuring charges, partly offset by higher impairments through discontinuation of early stage development projects.
Net income was USD 1.5 billion (+14%, +37% cc), mainly due to higher operating income and lower tax rate driven by non-recurring items. EPS was USD 0.73 (+20%, +45% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 4.4 billion (+17%, +21% cc), mainly driven by higher sales. Core operating income margin was 37.4% of net sales, increasing by 1.4 percentage points (+2.7 percentage points cc).
Core net income was USD 3.6 billion (+18%, +23% cc), mainly due to higher core operating income. Core EPS was USD 1.74 (+24%, +29% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.

Free cash flow amounted to USD 5.0 billion (+24% USD), compared with USD 4.1 billion in the prior year quarter driven by higher net cash flows from operating activities.

Nine months
Net sales were USD 34.0 billion (+8%, +10% cc) driven by volume growth of 16 percentage points. Pricing had a negative impact of 2 percentage points and generic competition had a negative impact of 4 percentage points.

Operating income was USD 7.2 billion (+16%, +31% cc), mainly driven by higher sales, other income from legal matters, lower restructuring charges, partly offset by higher impairments through discontinuation of early stage development projects.
Net income was USD 5.9 billion (+25%, +41% cc), mainly due to higher operating income. EPS was USD 2.84 (+31%, +49% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 12.6 billion (+13%, +19% cc), mainly driven by higher sales. Core operating income margin was 36.9% of net sales, increasing by 1.7 percentage points (+2.9 percentage points cc).
Core net income was USD 10.3 billion (+15%, +22% cc), mainly due to higher core operating income. Core EPS was USD 4.95 (+21%, +28% cc), growing faster than core net income, benefiting from lower weighted average number of shares outstanding.

Free cash flow amounted to USD 11.0 billion (+27% USD), compared with USD 8.7 billion in the prior year period driven by higher net cash flows from operating activities.
Discontinued operations
Results for discontinued operations in the third quarter and nine-months 2023 include the results of the Sandoz Division and selected portions of corporate activities attributable to Sandoz business, as well as certain expenses related to the spin-off.

In connection with the Sandoz spin-off on October 4, 2023, the Company will report as part of its Q4 discontinued operations results a one-time non-cash non-taxable IFRS gain of approximately USD 5.9 billion. This IFRS gain represents mainly the excess amount of the IFRS distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets.

Third quarter
Discontinued operations net sales were USD 2.5 billion (+8%, +6% cc), mainly driven by ex-US growth.

Operating loss amounted to USD 86 million, compared to an operating income of USD 342 million in the previous year. The operating loss in third quarter was driven by the discontinued corporate transaction cost related to spin-off of the Sandoz business, which were core adjustments.

Core operating income was USD 250 million (-51%, -38% cc), mainly driven by lower gross margin and higher SG&A expenses.

Net income from discontinued operations amounted to USD 250 million, compared to USD 245 million in the previous year.

Nine months
Discontinued operations net sales were USD 7.4 billion (+6%, +8% cc), mainly driven by ex-US growth.

Operating income amounted to USD 265 million, compared to USD 1.1 billion in the previous year. The current year period includes the discontinued corporate transaction cost related to spin-off of the Sandoz business, which were core adjustments.

Core operating income was USD 1.2 billion (-20%, -11% cc), mainly driven by higher SG&A expenses and R&D investments.

Net income from discontinued operations amounted to USD 440 million, compared to USD 755 million in the previous year.

Total company
Third quarter
Total company net income was USD 1.8 billion, mainly due to higher operating income and lower tax rate driven by non-recurring items compared to USD 1.6 billion in the prior year. EPS increased to USD 0.85 from USD 0.73 in prior year.

Cash flows from operating activities amounted to USD 5.4 billion compared to USD 4.7 billion in the prior year. Free cash flow amounted to USD 5.0 billion compared to USD 4.4 billion in the prior year.

Nine months
Total company net income was USD 6.4 billion, mainly due to higher operating income compared to USD 5.5 billion in the prior year. EPS increased to USD 3.05 from USD 2.50 in prior year.

Cash flows from operating activities amounted to USD 11.9 billion compared to USD 10.1 billion in the prior year. Free cash flow amounted to USD 11.0 billion compared to USD 9.3 billion in the prior year.
Q3 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers including:
Kesimpta	(USD 657 million, +124% cc) sales growth was driven by increased demand, strong access and benefitting from a one-time revenue deduction adjustment in Europe
Entresto	(USD 1 485 million, +31% cc) sustained robust demand-led growth, benefitting from the adoption of guideline-directed medical therapy across regions
Kisqali	(USD 562 million, +76% cc) sales grew strongly across all regions, based on increasing recognition of consistent overall survival and quality of life benefits
Pluvicto	(USD 256 million, +217% cc) continued sales growth in the US. Supply now unconstrained, focusing on initiating new patients
Ilaris	(USD 335 million, +24% cc) sales grew across all regions
Scemblix	(USD 106 million, +157% cc) sales grew across all regions, demonstrating the high unmet need in CML
Leqvio	(USD 90 million, +165% cc) launch in the US and other markets ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education
Cosentyx	(USD 1 329 million, +4% cc) continued demand growth across key regions, partly offset by US revenue deduction fluctuations across periods. Ex-US sales grew +15% (cc)
Promacta/Revolade	(USD 576 million, +10% cc) grew across all regions, driven by increased use in chronic ITP and severe aplastic anemia
Xolair	(USD 369 million, +13% cc) sales grew across most regions
Jakavi	(USD 427 million, +9% cc) sales grew in Emerging Growth Markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera
Tafinlar + Mekinist	(USD 482 million, +8% cc) sales grew in the US and Emerging Growth Markets, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications
Lutathera	(USD 159 million, +19% cc) sales grew mainly in the US, Japan and Europe due to increased demand
Emerging Growth Markets*	Overall, grew +17% (cc). Growth in China (+14% cc, USD 848 million) *All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 products in 2023
	Q3 2023	% change		9M 2023	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	1 485	31	31	4 400	31	33
Cosentyx	1 329	4	4	3 677	-1	1
Promacta/Revolade	576	10	10	1 706	10	12
Kesimpta - excl. revenue deduction adjust.*	657	127 87	124 86	1 530	112 95	112 96
Kisqali	562	72	76	1 470	68	74
Tafinlar + Mekinist	482	7	8	1 436	10	13
Tasigna	464	-5	-5	1 402	-3	-1
Jakavi	427	11	9	1 276	9	11
Lucentis	363	-20	-22	1 174	-20	-19
Xolair	369	15	13	1 085	4	6
Sandostatin	338	15	15	998	7	8
Ilaris	335	23	24	979	18	20
Zolgensma	308	-3	-2	928	-13	-11
Gilenya	270	-47	-48	771	-54	-53
Pluvicto	256	220	217	707	nm	nm
Exforge Group	187	1	3	557	-5	-1
Galvus Group	181	-15	-4	539	-17	-10
Diovan Group	153	-4	-1	466	-9	-4
Lutathera	159	20	19	458	34	34
Gleevec/Glivec	144	-19	-17	433	-24	-21
Top 20 brands total	9 045	13	13	25 992	9	11
nm= not meaningful
* Sales growth benefiting from a one-time revenue deduction adjustment in Europe

R&D update - key developments from the third quarter
New approvals

Leqvio	Approved in China and Japan as the first and only small interfering RNA (siRNA) therapy for LDL-C reduction
Cosentyx	In October, FDA approved the intravenous formulation in three indications: Psoriatic Arthritis, Ankylosing Spondylitis, and non-radiographic axial SpA

Regulatory updates

Kisqali	EU file submission in adjuvant early breast cancer setting; US submission planned for Q4 2023
Adakveo	EC adopts decision endorsing CHMP recommendation to revoke conditional marketing authorization

Results from ongoing trials and other highlights

iptacopan
In October, Ph3 APPLAUSE-IgAN study interim analysis demonstrated clinically meaningful and highly statistically significant proteinuria reduction in patients with IgA nephropathy. The trial met its pre-specified interim analysis (9 months) primary endpoint, demonstrating superiority vs. placebo in proteinuria reduction, with safety consistent with previously reported data.
Novartis plans to review interim data with regulatory authorities for accelerated approval; study continues with final readout at 24 months remibrutinib
Ph3 REMIX-1 and REMIX-2 studies met all primary and secondary endpoints, showing fast, clinically meaningful improvements across urticaria disease activity scores. Remibrutinib demonstrated a favorable safety profile with rates of adverse events comparable to placebo and balanced liver function tests across both studies.
Final (52 weeks) readout and submissions to health authorities are expected in 2024. Full data will be presented at upcoming medical meetings

Pluvicto
Ph3 PSMAfore study demonstrated clinically meaningful and statistically significant rPFS benefit in patients with PSMA+ mCRPC in the pre-taxane setting. Per updated analysis presented at ESMO, median rPFS more than doubled compared to ARPI switch. Patients on Pluvicto showed improved quality of life compared to daily oral ARPI, along with improvements in other clinically meaningful efficacy endpoints including PSA response, ORR, DOR and time to symptomatic skeletal event, with favorable safety. Pre-specified crossover-adjusted OS analysis demonstrated a HR of 0.80 (0.48, 1.33); the unadjusted ITT OS analysis was confounded by a high rate of crossover.
Novartis is continuing to collect OS data, regulatory filings are anticipated in 2024

Lutathera
Ph3 NETTER-2 study demonstrated clinically meaningful and statistically significant improvement in PFS (primary endpoint) in patients with newly diagnosed somatostatin receptor (SSTR)-positive, Grade 2 and 3, advanced gastroenteropancreatic neuroendocrine tumors (GEP-NETs) vs. high-dose long-acting octreotide alone. The trial also met its key secondary endpoint of ORR. No new or unexpected safety findings were observed and data are consistent with the already well-established safety profile of Lutathera.
Data to be presented at an upcoming medical meeting and discussed with regulatory authorities, with submissions to follow

Kisqali	Ph3 NATALEE iDFS 500 event analysis complete. Updated data is consistent with the interim analysis results announced in March 2023 and will be communicated at an upcoming medical meeting.

Health-related quality of life (HRQoL) analyses from Ph3 NATALEE trial demonstrated that patients with early breast cancer receiving adjuvant Kisqali plus ET for up to 3 years maintained physical and social functioning; psychological well-being; and overall health scores, compared to baseline. Data was presented at the ESMO Virtual Plenary 2023

Leqvio
Long-term data from Ph3 ORION-8 demonstrated that Leqvio, in addition to statin therapy, provides consistent low-density lipoprotein cholesterol (LDL-C) reduction beyond six years of treatment in patients with atherosclerotic cardiovascular disease (ASCVD), increased risk of ASCVD or heterozygous familial hypercholesterolemia. Efficacy and safety were consistent with previously reported Ph3 results. Data was presented at ESC 2023

GT005 (PPY988)
Development in Geographic Atrophy secondary to dry-Age-related Macular Degeneration discontinued based on benefit-risk assessment. No new safety signals identified. Patients treated will be provided with long term safety follow up

Tislelizumab
Novartis and BeiGene mutually agreed to terminate the collaboration and license agreement for tislelizumab for certain markets. With the termination, BeiGene will re-assume all development and commercialization rights for tislelizumab, and Novartis will manufacture tislelizumab for certain markets. BeiGene will also provide Novartis with ongoing clinical supply of tislelizumab to support its clinical trials

‘Front of Eye’ Assets	Divestment completed of ‘front of eye’ ophthalmology assets to Bausch + Lomb
Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first nine months of 2023, Novartis repurchased a total of 74.9 million shares for USD 7.2 billion on the SIX Swiss Exchange second trading line. These repurchases included 52.8 million shares (USD 4.9 billion) under the USD 15 billion share buyback (announced in December 2021 and completed in June 2023) and 10.4 million shares (USD 1.1 billion) under the new up-to USD 15 billion share buyback announced in July 2023. In addition, 11.7 million shares (USD 1.2 billion) were repurchased to mitigate dilution related to participation plans of associates. Furthermore, 1.4 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 12.2 million shares (for an equity value of USD 0.8 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 64.1 million versus December 31, 2022. These treasury share transactions resulted in an equity decrease of USD 6.5 billion and a net cash outflow of USD 7.3 billion.
As of September 30, 2023, net debt excluding net debt related to discontinued operations increased to USD 10.8 billion compared to USD 7.2 billion total net debt at December 31, 2022. The increase was mainly due to the USD 7.3 billion annual dividend payment, net cash outflow for treasury share transactions of USD 7.3 billion and net M&A / intangible assets transactions of USD 2.9 billion. This increase in net debt was partially offset by USD 11.0 billion free cash flow.
As part of the spin-off, Sandoz incurred total bank debt of approximately USD 3.7 billion and paid approximately USD 3.0 billion in cash, including payment in satisfaction of certain intercompany indebtedness owed by Sandoz and its subsidiaries to Novartis and its affiliates as of September 30, 2023. This reduced the net debt position of Novartis by USD 3.0 billion.
As of Q3 2023, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2023 outlook raised due to strong momentum

Barring unforeseen events; growth vs prior year in cc		Previous Guidance
Net sales	Expected to grow high single digit	Unchanged
Core operating income	Expected to grow mid to high teens	(from low double digit to mid teens)

Key assumptions:
•	No US Entresto Gx at risk launch in 2023
•	No Sandostatin LAR generics enter in the US in 2023

Entresto patent update
Novartis has appealed to reverse the negative US District Court decision and to uphold the validity of its combination patent covering Entresto and other combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). No generics have tentative or final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.

Foreign exchange impact
If late-October exchange rates prevail for the remainder of 2023, the foreign exchange impact for the year would be negative 2 percentage point on net sales and negative 6 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Key figures1

Continuing operations[2]	Q3 2023	Q3 2022	% change			9M 2023	9M 2022	% change
	USD m	USD m	USD	cc		USD m	USD m	USD	cc
Net sales	11 782	10 492	12	12	Net sales	34 017	31 630	8	10
Operating income	1 762	1 826	-4	13	Operating income	7 187	6 191	16	31
As a % of sales	15.0	17.4			As a % of sales	21.1	19.6
Net income	1 513	1 330	14	37	Net income	5 934	4 734	25	41
EPS (USD)	0.73	0.61	20	45	EPS (USD)	2.84	2.16	31	49
Cash flows from operating activities	5 304	4 275	24		Cash flows from operating activities	11 673	9 271	26
Non-IFRS measures					Non-IFRS measures
Free cash flow	5 043	4 054	24		Free cash flow	11 019	8 661	27
Core operating income	4 405	3 772	17	21	Core operating income	12 551	11 149	13	19
As a % of sales	37.4	36.0			As a % of sales	36.9	35.2
Core net income	3 585	3 035	18	23	Core net income	10 320	8 983	15	22
Core EPS (USD)	1.74	1.40	24	29	Core EPS (USD)	4.95	4.09	21	28

Discontinued operations[2]	Q3 2023	Q3 2022	% change			9M 2023	9M 2022	% change
	USD m	USD m	USD	cc		USD m	USD m	USD	cc
Net sales	2 476	2 286	8	6	Net sales	7 428	6 998	6	8
Operating (loss)/income	-86	342	nm	nm	Operating income	265	1 057	-75	-60
As a % of sales	nm	15.0			As a % of sales	3.6	15.1
Net income	250	245	2	79	Net income	440	755	-42	-18
Non-IFRS measures					Non-IFRS measures
Core operating income	250	510	-51	-38	Core operating income	1 185	1 486	-20	-11
As a % of sales	10.1	22.3			As a % of sales	16.0	21.2

Total company	Q3 2023	Q3 2022	% change			9M 2023	9M 2022	% change
	USD m	USD m	USD	cc		USD m	USD m	USD	cc
Net income	1 763	1 575	12	44	Net income	6 374	5 489	16	33
EPS (USD)	0.85	0.73	16	51	EPS (USD)	3.05	2.50	22	40
Cash flows from operating activities	5 378	4 721	14		Cash flows from operating activities	11 911	10 125	18
Non-IFRS measures					Non-IFRS measures
Free cash flow	5 043	4 435	14		Free cash flow	11 038	9 325	18
Core net income	3 784	3 419	11	16	Core net income	11 209	10 101	11	18
Core EPS (USD)	1.83	1.58	16	22	Core EPS (USD)	5.37	4.60	17	24
nm= not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 As defined on page 37 of the Condensed Interim Financial Report, Continuing operations include the retained business activities of Novartis, comprising the Innovative Medicines Division and the continuing Corporate activities and Discontinued operations include operational results from the Sandoz business.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/1a97fd38-edbc-49ea-9350-8042dc006c1c/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “guidance,” “expected,” “momentum,” “continue,” “drivers,” “confident,” “outlook,” “remain,” “committed,” “prioritized,” “prioritizing,” “continued,” “growing,” “growth,” “plans,” “on-track,” “continuing,” “anticipated,” “to follow,” “will,” “outlook,” “may,” “upcoming,” “ongoing,” “focus,” “pipeline,” “potential,” “estimated,” “launch,” “to deliver,” “transformation,” “transformative,” “address,” “planned,” “focusing,” “accelerated,” “long-term,” “innovation,” “priority,” “can,” “awaiting,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions; or regarding potential future sales or earnings of Novartis; or regarding discussions of strategy, priorities, plans, expectations or intentions, including our transformation into a “pure-play” innovative medicines business; or regarding our liquidity or cash flow positions and our ability to meet our ongoing financial obligations and operational needs; or regarding our USD 15 billion share buyback; or regarding our appeal of the negative decision of the US District Court for the District of Delaware on the validity of our patent covering Entresto and combinations of sacubitril and valsartan. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the benefits and opportunities expected from our planned spin-off of Sandoz may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis AG and its subsidiaries. BAUSCH + LOMB is a registered trademark of Bausch & Lomb Incorporated.

About Novartis
Novartis is a focused innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
November 13, 2023 Impact and Health Equity Annual Event
November 28, 2023 R&D Day